

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 15, 2011

David S. Rector, Chief Executive Officer
Standard Drilling, Inc.
1640 Terrace Way
Walnut Creek, CA 94597

  Re: Standard Drilling, Inc.
     Form 10-K for Fiscal Year Ended December 31, 2008
     Filed March 25, 2009
     File No. 000-51569
     Form 10-K for Fiscal Year Ended December 31, 2009
     Filed May 4, 2010
     File No. 000-51569

Dear Mr. Rector:

   We have completed our review of your filings and do not have any further comments at this time.

           Sincerely,

           /s/ James Lopez (for)

           John Reynolds
           Assistant Director

Fax: (925) 930-6338